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                            March 31, 2023

       Heng Fai Ambrose Chan
       Chairman and Chief Executive Officer
       Alset Capital Acquisition Corp.
       4800 Montgomery Lane, Suite 210
       Bethesda, MD 20814

                                                        Re: Alset Capital
Acquisition Corp.
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed March 17,
2023
                                                            File No. 333-267841

       Dear Heng Fai Ambrose Chan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 28, 2023 letter.

       Amendment No. 4 to Registration Statement on Form S-4

       Q: What interests do Alset's current officers and directors have in the Business Combination?, page 16

   1. We reissue comment 2 in part. Please quantify the aggregate amount that the sponsor, its affiliates, and the
company   s officers and directors have at risk that depends on
                                                        completion of a
business combination on pages 16, 43, 95, and 117. In this regard, we note you only disclose
the total market value of Alset shares under the ownership of the
                                                        Sponsor and Mr. Chan.
 Heng Fai Ambrose Chan
FirstName  LastNameHeng    Fai Ambrose Chan
Alset Capital Acquisition Corp.
Comapany
March      NameAlset Capital Acquisition Corp.
       31, 2023
March2 31, 2023 Page 2
Page
FirstName LastName
Timeline of the Business Combination with HWH, page 106

2. We note your response to comment 5. Please include comparable disclosure in your filing.
Alset's Board of Directors Reasons for the Approval of the Business Combination, page 110

3. We note your response to comment 8 and reissue our comment. We note your disclosure that Mr. Chan participated in the votes to approve the business combination. Please
         clarify how Alset   s board considered the conflicts of interest
presented by the affiliation
         between Alset and HWH and the overlapping nature of directors and officers of Alset and
         HWH in negotiating and recommending the business combination. In this regard, we note that you identify on page 111 one of the positive factors the board considered was that this was a "negotiated transaction," and you do not address the conflicts of interest where you discuss the uncertainties, risks and other potentially negative factors the board considered regarding the transaction.
Material U.S. Federal Income Tax Considerations, page 131

4. We note you have removed the disclosure regarding the tax consequences of the business combination from your filing in response to comment 9. Please revise to include disclosure regarding the the tax consequences of the business combination in this section and in the Risk Factors section. Refer to Item 4(a)(6) of Form S-4. We also note that
         Section 7.7(a) of the Merger Agreement provides that "this Agreement is intended to constitute, and the Parties hereto hereby adopt this Agreement as, a 'plan of reorganization' within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-
         3(a)."
Information About HWH, page 153

5. We note your disclosure throughout this section regarding your membership model, including your statements that "moving forward, the intention is to implement the new membership model described below, that operates on a yearly subscription basis," you are
         "in different stages of introducing additional membership tiers," you "believe [y]our membership base could grow exponentially because of [y]our new multi-tiered membership structure," and "[y]our strategy is to continuously grow [y]our membership base, while displaying to [y]our members the added benefits of the higher tiers of membership." We also note your revised disclosure on page 169 that you slowed down membership sales starting in May of 2021, and membership sales were stopped in March of 2022 completely. Please revise to state whether you plan to resume sales of memberships and, if so, when. If you do not so intend, revise your disclosure throughout this section to reflect this change.
 Heng Fai Ambrose Chan
FirstName  LastNameHeng    Fai Ambrose Chan
Alset Capital Acquisition Corp.
Comapany
March      NameAlset Capital Acquisition Corp.
       31, 2023
March3 31, 2023 Page 3
Page
FirstName LastName
HWH Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 169

6. We have reviewed your response to comment 12 and revised disclosure. We note that your sale of memberships stopped in March of 2022 and that you expect to experience
         greater revenue contribution from your caf   business and product
sales. Please revise
         your disclosure to provide a robust discussion of your plans to resume or discontinue your membership business and any known or expected trends for the foreseeable future. Please discuss any known events that will cause a material change in the relationship between revenues and cost of revenues due to the change in your business model as it was noted
         that the cost of revenue for the membership business was 70% compared to 30% for the non-membership business in the year ended December 31, 2022. Refer to
Item 303(a) of
         Regulation S-K.
Security Ownership of Certain Beneficial Owners and Management, page 206

7. Please disclose the names, including identifying the natural person(s) that hold voting and/or dispositive power over the relevant shares, and addresses of all beneficial owners listed under the 5% Holders heading in the table. Refer to Item 403(a) of Regulation S-K.
HWH International Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-29

8. We have reviewed your response to comment 15 and note the table presented in the response and on page 155 does not appear to present memberships that have expired each year. Please provide us with a detailed discussion of why there are no expired memberships considering your disclosure on page F-29 states that you recognize revenue from membership fees over the one-year period of the membership. In addition, please explain the benefit of having a membership when you have halted your membership business.
9. We have reviewed your response to comment 15 noting the exchange rate and U.S. dollar amount for the membership fee per member appears to be inconsistent with comparable information provided in the table on page 155. Please clarify or revise.
General

10. We note several instances where you report amounts in various local currencies
         (Singapore Dollars, South Korean won). Please revise to also provide the amounts in US dollars, your reporting currency, each time you present the local currency.
11. We note your revised disclosure and reissue comment 17 in part. On page 62 and 147, please discuss the corporate governance requirements from which you would or could be
 Heng Fai Ambrose Chan
Alset Capital Acquisition Corp.
March 31, 2023
Page 4
      exempt as a result of your status as a "controlled company."
12. We note your response to comment 18, however your analysis is insufficient with respect to compliance with the exemption contained in Rule 13e-3(g)(2). Please provide us with a more thorough legal analysis regarding your ability to rely on Rule 13e-3(g)(2), including when and by what means the common stock of the combined company will be registered pursuant to Section 12 of the Securities Exchange Act, the basis for your belief that the common stock of the combined company will be accepted for listing on the Nasdaq
      Capital Market and the timeline for such acceptance, and the basis for your statement that the common stock of the combined company will have substantially the same rights as the common stock of Alset Capital Acquisition Corp. With respect to the rights of the common stock, your analysis should address the differences in rights discussed in your disclosure beginning on page 189.
13. Please acknowledge your understanding that we likely will have further comments on your Form S-4 as a result of our review of your preliminary proxy statement filed on
      March 24, 2023.
        You may contact Nasreen Mohammed at 202-551-3773 or Angela Lumley at 202-551-
3398 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                           Sincerely,
FirstName LastNameHeng Fai Ambrose Chan
                                                           Division of
Corporation Finance
Comapany NameAlset Capital Acquisition Corp.
                                                           Office of Trade &
Services
March 31, 2023 Page 4
cc:       Darrin M. Ocasio, Esq.
FirstName LastName